82-3755 082-03836

Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX [redacted] CANADA • M4N 3N1
T[redacted]pier (416) 865-1382
oenix@atlantor.com

PRESS

FOR IMMEDIATE RELEASE

SUBJECT: **Phoenix Canada Oil Reports on Financial Condition and Hydrogen Project Status**

Toronto: 12 May 2008 - **Phoenix Canada Oil Company Limited (TSXV: PCO & OTC BB: PHXCF)** reported on last year's business performance and on the Company's financial condition at the December 2007 year-end:

Highlights:

- Current assets, at $9,068,000, were substantially unchanged at the year-end compared with $9,126,000 at the end of the previous year.
- A restatement due to a new regulatory accounting policy increased aggregate year-end assets to $10,667,000 from the prior year's $9,596,000.
- Current liabilities increased to $380,000 from $253,000 at the prior year-end.
- Shareholders equity increased to $10,287,000 from $9,343,000 at the earlier year-end.
- Gross revenues at $503,000 increased from $451,000 the previous year.
- Net income for the year, after all charges, remained modestly positive, improving to 3 cents per share from 1 cent per share the prior year.
- Issued and outstanding share capital, fully diluted, increased to 5,165,994 shares from 5,065,994 shares the previous year (reflecting Directors' incentive stock option grants).
- Hydrogen generation project research and development costs of $212,000 were substantially defrayed by the year's net income, after non-cash deductions, of $174,000.

Don Moore, President & CEO said; "The Company is pleased to report accelerating research and development progress on its innovative, proprietary hydrogen gas generation technology program. The work remains within budget. The current $125 oil price scenario alerts the energy universe to the prompt need for alternatives. The Phoenix hydrogen system will receive fresh appraisals as a viable alternative, even as a drastic replacement, energy option. Industrial interest in the Phoenix hydrogen technology is stimulated by the recent grant of the 'foundation' U.S. Patent on our unique, essential technology. By the same token, optimistic expectations for several 'conventional alternative energies' are increasingly questioned due to their longer term technical, financial, legal and environmental limitations."

The Phoenix hydrogen production system employs catalytic photoelectrochemistry to generate pure hydrogen gas. The process essentially mimics natural photosynthesis where sunlight catalyzes vegetation growth which is eventually converted into fossil fuel depositions over eons of time. The Phoenix system employs solar light -- which derives from the Sun's flaming hydrogen in the first instance -- to effectively power a "molecular machine" which splits the water feedstock into its hydrogen and oxygen components. Water-splitting processes have been researched for decades, even centuries, before the unique Phoenix "foundation" technology was recognized by the recent U.S. Patent grant.

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Mr. Moore further suggested that; "A long term alternative to a 'Hydrogen Economy' is difficult to visualize. Hydrogen is the most plentiful element in the universe and can provide virtually inexhaustible reserves of clean energy. Its totally benign environmental impact is maintained through the hydrogen combustion process which produces only energy and

moisture, exclusively. Advantageously, conventional natural gas infrastructure can be used for hydrogen storage, transport and delivery."

Highlighting the alternative energy universe:

• Subsidies:
Practically without exception, alternative energies now require massive government and taxpayer subsidies for their longer term viability.

• Ethanol/Biofuels:
Biofuels consuming agricultural produce are causing grain shortages and inflationary food pricing. Biofuels operate at a negative energy balance after their production, processing, storage, delivery and infrastructure costs are considered. Forests and grasslands cleared for biofuel crops result in environmentally damaging emissions when factoring deforestation into their production equation. Also, ethanol-based fuels are severely corrosive in their handling, transport and combustion operations.

• Solar Power:
Solar power generation is recognized as technically limited by its intermittent operating conditions, including overcast skies, snow and rain; all events which reduce solar panel efficiencies. Resolving the question of intermittent operations requires special energy storage capabilities, not yet technically nor economically available. Standby fossil fuel facilities increases capital and operating costs.

• Wind Power:
Wind power, as an alternative energy, is also subject to intermittent operations due to its dependence on unpredictable atmospheric air movements. Feasible energy storage capabilities are not yet technically nor economically available. Standby fossil fuel power facilities increases capital and operating costs.

• Nuclear and Coal:
These more "conventional" alternatives generate unacceptable environmental degradation, pollution and costs. And the increasingly favored nuclear energy option must still resolve the high costs and dangers of routine plant operations and for the disposal of spent nuclear fuel into "1000-year" secure storage facilities.

Phoenix Canada Oil plans to assume a leading role in the future "Hydrogen Economy" -- after the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix holds worldwide exclusivity for the innovative, proprietary hydrogen gas generation technology held by its U.S. subsidiary -- Phoenix International Energy Inc. The Phoenix position is secured through a long term Technology License Agreement with a major U.S. research university under which the intellectual property rights are maintained for a period of 20 years beyond the 17-year life of the last patent issued under the accord. Phoenix says that the U.S. Patent issue confirms that the patent examination process disclosed no "prior art" that conflicts with the proprietary "foundation" technology covering the solar light-powered generation of hydrogen gas from a water feedstock.

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For further information -- Contact:
S. Donald Moore, President
T. 416.368.4440
E. phoenix@atlantor.com

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